                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _________) *

                       HEARTLAND WIRELESS COMMUNICATIONS, INC.
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                                   (Name of Issuer)

                            Common Stock, $.001 Par Value
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                            (Title of Class of Securities)


                                      42235W 10 8
                       -----------------------------------------
                                    (CUSIP Number)

                                   David G. McLane
                               Gardere & Wynne, L.L.P.
           1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000

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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   December 1, 1998

          ---------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.                                              Page  2  of 10  Pages
          ---------                                          ---    ---

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 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hunt Capital Group, L.L.C. (75-2595266)
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a)  /X/
                                                                 (b)  / /

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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS *

      N/A
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7   SOLE VOTING POWER

   NUMBER OF          4,000,000
    SHARES        -------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
    EACH              _______
  REPORTING       -------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                      4,000,000
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      _______
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES */ /

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.2%
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 14   TYPE OF REPORTING PERSON *

      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP NO.                                              Page  3  of 10  Pages
          ---------                                          ---    ---

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David E. Webb (###-##-####)
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a)  /X/
                                                                 (b)  / /

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS *

      N/A
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF          1,150,810
    SHARES        -------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
    EACH              _______
  REPORTING       -------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                      1,150,810
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      _______
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES */ /

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON *

      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP NO.                                              Page  4  of 10  Pages
          ---------                                          ---    ---

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      L. Allen Wheeler (###-##-####)
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a)  /X/
                                                                 (b)  / /

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS *

      N/A
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF          2,000,000
    SHARES        -------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
    EACH              _______
  REPORTING       -------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                      2,000,000
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      _______
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES */ /

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON *

      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.001 par value ("Heartland Common Stock"), of Heartland Wireless Communications, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices at 200 Chisholm Place, Suite 200, Plano, Texas 75075.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed on behalf of each of the following holders of Heartland Common Stock:

A.  (a)   The name of the person filing this Statement is Hunt Capital Group,
          L.L.C.("Hunt").

    (b) Hunt's business address is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

    (c)  Hunt is a limited liability company principally engaged in investments.

    (d) Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Hunt had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Hunt is a Delaware company.


B.  (a)   The name of the person filing this Statement is David E. Webb
          ("Webb").

    (b)  Webb's business address is 1101 Summit Avenue, Plano, Texas 75074.

    (c) Webb is the President of CS Wireless, Inc., a company principally engaged in wireless cable and interest access. The address of CS Wireless, Inc. is 1101 Summit Avenue, Plano, Texas 75074.

    (d) Webb has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Webb had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Webb is a citizen of the United States.

C.  (a)   The name of the person filing this Statement is L. Allen Wheeler
          ("Wheeler").

    (b)  Wheeler's business address is 401 West Evergreen, Durant, Oklahoma
         74701.

    (c) Wheeler is the President of Wheeler Investments, a company principally engaged in investments.

    (d) Wheeler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Wheeler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Wheeler is a citizen of the United States.

         The parties listed in this Item 2 are collectively referred to herein as the "Group." They are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Members of the Group currently have Schedule 13D's or 13G's on file with the Commission, and this filing constitutes an amendment of such Schedules.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

          The Group has no specific plans or proposals which relate to or would result in the acquisition by it of additional securities of the Issuer, or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or any action similar to any of those enumerated above; but it reserves the right to propose or undertake or participate in any of the foregoing actions in the future and is investigating the possibilities of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 1, 1998, Hunt Capital Group, L.L.C. beneficially owns 4,000,000 shares of Heartland Wireless Communications, Inc. Common Stock ("Heartland Common Stock"), which represents 20.2% of the outstanding Heartland Common Stock.

          As of December 1, 1998, Mr. Webb beneficially owns 1,150,810 shares of Heartland Common Stock, which represents 5.8% of the outstanding Heartland Common Stock.

          As of December 1, 1998, Mr. Wheeler benefically owns 2,000,000 shares of Heartland Common Stock, which represents 10.1% of the outstanding Heartland Common Stock.

          The percentage calculations are based upon 19,790,551 shares of Heartland Common Stock outstanding on November 18, 1998, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed on November 23, 1998.

(b) Each member of the Group has the sole power to vote and dispose of its Heartland Common Stock, and their individual stock ownerships are shown in this Statement. However, under Rule 13d-5(b)(1) each member of the Group is deemed to own beneficially the shares beneficially owned by the other members.

(c) There have been no transactions in Heartland Common Stock effected during the past sixty days by any member of the Group.

(d)       Not applicable.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRAIGNMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.1  Joint Filing Agreement.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: December 1, 1998

                                   HUNT CAPITAL GROUP, L.L.C.

                                   By: /s/ J. R. Holland, Jr.
                                      -----------------------------------------
                                       J. R. Holland, Jr.

                                   Title: President and Chief Executive Officer
                                         --------------------------------------

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Date: December 1, 1998

                                   Signature: /s/ David E. Webb
                                             ----------------------------------
                                              David E. Webb

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: December 1, 1998

                                   Signature: /s/ L. Allen Wheeler
                                              ---------------------------------
                                              L. Allen Wheeler

                                JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock, $.001 par value, of Heartland Wireless Communications,
Inc., a Texas corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof the undersigned hereby execute this Agreement as of the 1st day of December, 1998.

                                    HUNT CAPITAL GROUP, L.L.C.


                                    By: /s/ J.R. Holland, Jr.
                                        ----------------------------------------
                                        J. R. Holland, Jr.

                                    Title: President and Chief Executive Officer
                                           -------------------------------------




                                    /s/ David E. Webb
                                    --------------------------------------------
                                    David E. Webb




                                    /s/ L. Allen Wheeler
                                    --------------------------------------------
                                    L. Allen Wheeler